

Branch 1
811-7758

A I M Advisors, Inc.

40 - 33

December 16, 2003

DEC 22 2003

**VIA CERTIFIED MAIL/RRR**


03044092

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Distributors, Inc., a distributor, two copies of one pleading in *H. Michael Marshall v. Kevin Harris and A I M Distributors, Inc.* received on or about July 3, 2002.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes

PROCESSED
JAN 23 2004
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Marshall vs. AIM\Letters\L-121603.sec.doc
121503 (1) vxv

CT System

**Service of Process Transmittal Form**
**Houston, Texas**

**07/09/2002**

**Via Federal Express (Overnight)**

**TO:** Martha Silva
A I M Management Group Inc.
11 Greenway Plaza
Suite 100
Houston, TX 77046-0000



**RE: PROCESS SERVED IN TEXAS**

**FOR** A I M DISTRIBUTORS, INC. Domestic State: De

**ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:**

| | |
|---|---|
| **1. TITLE OF ACTION:** | H. Michael Marshall, Pltf. vs Kevin Harris and AIM DISTRIBUTORS, INC., Defts. |
| **2. DOCUMENT(S) SERVED:** | Citation, Petition |
| **3. COURT:** | 200th Judicial District Court of Travis County, Texas<br>Case Number GN202140 |
| **4. NATURE OF ACTION:** | Damages; gross mismanagement of pltfs private asset portfolio; unspecified amount sought. |
| **5. ON WHOM PROCESS WAS SERVED:** | CT Corporation System, Houston, Texas |
| **6. DATE AND HOUR OF SERVICE:** | By Certified mail on 07/08/2002 with Postmarked Date 07/06/2002 |
| **7. APPEARANCE OR ANSWER DUE:** | 10:00 a.m. Monday next after expiration of 20 days. |
| **8. ATTORNEY(S):** | David Erwin Dunham<br>327 Congress Ave.<br>Suite 600<br>Austin, TX 78701 |
| **9. REMARKS:** | i-Note sent 07/09/2002 to MARTHA_SILVA@AIMFUNDS.COM |

**SIGNED** CT Corporation System

**PER** Lynne W. Key
**ADDRESS** 1021 Main Street
Suite 1150
Houston, TX 77002
SOP WS 0004618629

Information contained on this transmittal form is recorded for C T Corporation System's record keeping purposes only and to permit quick reference for the recipient. This information does not constitute a legal opinion as to the nature of action, the amount of damages, the answer date, or any information that can be obtained from the documents themselves. The recipient is responsible for interpreting the documents and for taking the appropriate action.

CITATION

THE STATE OF TEXAS

**Cause No. GN202140**

MICHAEL MARSHALL , Plaintiff

vs.

KEVIN HARRIS AND AIM DISTRIBUTORS, INC. , Defendant

To: AIM DISTRIBUTORS, INC. SERVING ITS REGISTERED
AGENT CT CORPORATION SYSTEMS
1021 MAIN ST. STE. 1150
HOUSTON, TEXAS 77002

Defendant, in the above styled and numbered cause:

**YOU HAVE BEEN SUED. You may employ an attorney. If you or your attorney do not file a written answer with the clerk who issued this citation by 10:00 A. M. on the Monday next following the expiration of twenty days after you were served this citation and petition, a default judgment may be taken against you.**

Attached is a copy of the ORIGINAL PETITION of the PLAINTIFF in the above styled and numbered cause, which was filed on the 2nd day of July, 2002, in the 200TH Judicial District Court of Travis County, Austin, Texas.

ISSUED AND GIVEN UNDER MY HAND AND SEAL of said Court at office, this the 2nd day of July, 2002.

REQUESTED BY:
DAVID ERWIN DUNHAM
327 CONGRESS AVE., STE. 600
AUSTIN, TX 78701
(512) 473-2257


DISTRICT COURT OF TRAVIS COUNTY

AMALIA RODRIGUEZ-MENDOZA
Travis County District Clerk
Travis County Courthouse
1000 Guadalupe, P.O. Box 1748
Austin, Texas

By JIMMY CHAMBERS, Deputy

RETURN

Came to hand on the 3rd day of July, 2002 at 3 o'clock P.M., and executed at ________, within the County of ________ on the ____ day of ________, ____, at ____ o'clock ___.M., by delivering to the within named ________, each in person, a true copy of this citation together with the accompanying pleading, having first attached such copy of such citation to such copy of pleading and endorsed on such copy of citation the date of delivery.

Service Fee:$ ______

SHERIFF/CONSTABLE/AUTHORIZED PERSON

BY: ________

Sworn to and subscribed before me this the ____ day of ________, ____.

PRINTED NAME OF SERVOR

NOTARY PUBLIC, THE STATE OF TEXAS

________ County, Texas

Service Copy

Service Fee Not Paid

GN202140-002

Certified Article Number
7160 3901 9844 8655 9737

DELIVERED ON: 7/ /02
BY

CAUSE NO. GN202140



| | | |
|---|---|---|
| **H. Michael Marshall** | § | **IN THE DISTRICT COURT** |
| **Plaintiffs,** | § | |
| | § | |
| **V.** | § | **OF TRAVIS COUNTY, TEXAS** |
| | § | |
| **Kevin Harris and** | § | |
| **AIM Distributors, Inc.** | § | |
| **Defendants.** | § | **200 JUDICIAL DISTRICT** |

**PLAINTIFF'S ORIGINAL PETITION**

TO THE HONORABLE JUDGE OF SAID COURT:

COMES NOW Plaintiff Michael Marshall and files this Original Petition against Kevin Harris and AIM Distributors, Inc., and would respectfully show the Court as follows:

## I. DISCOVERY CONTROL PLAN

Plaintiff intends discovery to be conducted under Level 2 of the Discovery Control Plan, Rule 190.3 of the Texas Rules of Civil Procedure.

## II. PARTIES AND SERVICE

**A. Plaintiff**

Plaintiff Michael Marshall is an individual residing in Travis County, Texas.

**B. Defendants**

Defendant Kevin Harris is an individual residing in Harris County, Texas. He may be served at his place of business, AIM Funds/Private Asset Management, located at 11 Greenway Plaza, Ste. 100, Houston Texas 77046, or wherever he may be found.

Defendant AIM Distributors, Inc. is a foreign corporation organized under the laws of Delaware doing business in Texas. AIM Distributors Inc. may be served by serving its registered agent for Texas, CT Corporation Systems, located at 1021 Main St. Ste. 1150, Houston Texas 77002.

Alternatively, AIM Distributors, Inc. may be served by serving its President and CEO, Michael Cemo, who may be located at his place of business at 11 Greenway Plaza, Ste. 100, Houston, Texas 77046.

## III. JURISDICTION AND VENUE

This Court has jurisdiction over the subject matter of this lawsuit as the damages sought exceed the minimum jurisdictional requirements of this court.

Venue is proper in Travis County as it is where a substantial part of the events and omissions giving rise to the claims in this lawsuit occurred.

## IV. FACTS

This is a case involving the grossly negligent management of a private asset portfolio by Kevin Harris who is an employee of AIM Funds. In July of 1999, Plaintiff Michael Marshall first met Kevin Harris who was then a broker with Dean Witter. Upon the recommendation of a friend, Marshall transferred his account to Mr. Harris, who managed the account for six months. In December of 1999, Kevin Harris left Dean Witter to take a position with AIM Funds. Upon information and belief, Mr. Harris was specifically hired by AIM Distributors, Inc., the retail marketing arm of AIM Management Group, Inc. At Harris' request, Marshall transferred his account to another broker at Dean Witter, who managed his account for a short time. Sometime in February of 2000, Mr. Marshall then transferred his account to another broker at Southwest Securities, who proceeded to trade his account for several months. In June of 2000, Kevin Harris contacted Marshall in Austin and proposed that Marshall should allow him to trade his portfolio online through ETrade. Marshall agreed to this arrangement and in July of 2000 Marshall transferred his funds into an

ETrade account. Marshall agreed to let Harris manage his account with full discretion, and Marshall gave Harris his account ID and password so that he could manage the account directly. Marshall agreed to give Harris a flat 3% commission of the account value on a quarterly basis. When the account was established, Marshall had several hundred thousand dollars in equity. Harris knew that this was Marshall's only "nest egg," and that Marshall -- in his early forties -- wanted to preserve the principal for retirement. Marshall directed Harris to invest in moderate risk investments and to absolutely not trade on margin. Marshall and Harris also agreed that if the account lost more than 15%, they would cash out and wait for the market to improve. Over the course of the following year, Harris failed to follow any of Marshall's directives, traded extensively in high risk investments, and traded on margin. In the course of just under 12 months, Harris enacted over six hundred and thirty (630) transactions on the account. By July of 2001, Marshall's account had dwindled down to a little over three hundred dollars.

Harris traded on Marshall's account during work hours on his work computer at AIM, communicated with Marshall in Austin via his work phone and work email, and told Marshall that his supervisors at AIM authorized Harris to trade on Marshall's account and allowed him access to the analysts for the purpose of managing the account. Harris repeatedly told Marshall that he was following the advice of the AIM analysts in trading Marshall's account and that if Marshall let Harris do what was necessary he would make him money and the account would start to turnaround.

Due to Defendants' negligent management and supervision of the account, reckless disregard for Marshall's investment objectives, selection of unsuitable investments, and churning, Marshall's account went from several hundred thousand dollars in equity to a little over three hundred dollars in under a year.

## V. NEGLIGENCE

Section IV is incorporated herein for all purposes. Defendants' management and supervision of the account constituted negligence. Defendants repeatedly refused to follow Marshall's directives not to trade on margin and to invest in moderate risk vehicles. Harris chose investments that were unsuitable and highly risky, traded on margin, and churned the account by making excessive trades. Defendants' conduct was negligent and in reckless disregard for Marshall's directives. Additionally, Defendants committed negligence by failing to secure a Customer Account Statement, Written Authorization for a Discretionary Account, Margin Disclosure Statement or Day Trading Risk Disclosure Statement before trading on Marshall's account as required by NASD rules. Defendants further committed negligence by failing to follow other rules regarding the management of discretionary accounts. Conduct Rule 2510(b). Defendants' conduct breached the standard of care that would have been exercised by a prudent financial advisor and proximately caused Marshall damages.

## VI. BREACH OF FIDUCIARY DUTY

Section IV and V are incorporated herein for all purposes. A relationship of trust and confidence existed between Marshall and Defendants. Defendants owed Marshall the fiduciary duties of disclosure, loyalty, good faith and fair dealing and accountability. Defendants breached their fiduciary duties to Marshall and have damaged Marshall well beyond the minimum jurisdiction of this Court.

## VII. FRAUD AND CONSTRUCTIVE FRAUD

Preceding sections are incorporated herein for all purposes. By virtue of the fiduciary relationship with Marshall, Defendants owed Marshall a duty to disclose all facts concerning the management of Marshall's account. Defendants have committed constructive fraud and fraud by non-disclosure, which have damaged Plaintiff well beyond the minimum jurisdiction of this Court.

## VIII. DECEPTIVE TRADE PRACTICES

As herein described, the conduct of Defendants is in violation of Section 17.41 *et seq.* of the Texas Deceptive Trade Practices Act ("DTPA"). Plaintiff is a consumer, as described in Section 17.50 of the DTPA, who purchased or sought to purchase goods or services. Defendants employed false, misleading and/or deceptive acts or practices as specifically enumerated under the DTPA, including, but limited to the following, which were relied upon to his detriment:

1. Respondents caused confusion or misunderstanding as to the source, sponsorship, approval, or certification of goods or services; for example, that all trades were strictly made according to standards required by regulations and laws for such accounts. TEX. BUS. & COM. CODE ANN. § 17.46(b)(2).

2. Respondents represented that their services had sponsorship, approval, characteristics, uses or benefits they did not have and the representatives had sponsorship, approval, status, affiliation, and/or connection that they did not have. TEX. BUS. & COM. CODE ANN. § 17.46(b)(5).

3. Respondents falsely represented that their services are of a particular standard, quality, or grade. TEX. BUS. & COM. CODE ANN. § 17.46(b)(7).

4. Respondents represented that an agreement conferred or involved rights, remedies or obligations which it did not have or involve, or which are prohibited by law. TEX. BUS. & COM. CODE ANN. § 17.46(b)(12).

5. Respondents performed unconscionable acts and/or took an unconscionable course of action against Claimants, which to Claimants' detriment, took advantage of their lack of knowledge, ability, experience or capacity to a grossly unfair degree. TEX.

BUS. & COM. CODE ANN. § 17.50(a)(3).

## IX. STATE SECURITIES STATUTES

As described herein, Defendants actions are in violation of Tex. Rev. Civ. Stat., Art. 581, (The "Texas Securities Act") including but not limited to Sec. 33(A)(2) of that Act. Plaintiff seeks all relief which may be available to him under such legislation, including rescission and/or damages.

## X. SECTION 27.01 OF TEXAS BUSINESS AND COMMERCE CODE

As herein described, Defendants violated the Texas Fraud Statute, Section 27.01 of the Texas Business and Commerce Code, which provides for civil recovery for transactions in stock where false promises are made or where a false representation of material fact is made to induce trades.

## XI. NEGLIGENT SUPERVISION OF AIM FUNDS

Section IV is incorporated herein for all purposes. Defendant AIM Distributors, Inc. owed Plaintiff as well as the general public a duty of care to supervise its employees. Defendant AIM breached this standard of care by failing to properly supervise Kevin Harris. On information and belief, AIM Funds and its agents or employees assisted Mr. Harris in his reckless and negligent trading of Mr. Marshall's funds on an Etrade account, and facilitated such actions by providing office space, computer equipment and analytical support. Additionally, upon information and belief Harris was registered as a Series 7 broker at all he was associated with AIM. Consequently, AIM Distributors, Inc. owed a duty to supervise Mr. Harris and his actions regarding Mr. Marshall's Etrade account. Conduct Rule 3040 explicitly recognizes a member's duty to supervise any associated person and their outside business activities as well as their private securities transactions which generate a "selling commission." NASD Rule 3040(c); 3010; 3030. AIM knew that Harris was trading Marshall's account and failed to supervise Harris or take reasonable steps to prevent harm to Marshall. As a result of AIM's failure to supervise Mr. Harris, Marshall suffered damages beyond the minimum jurisdictional amounts of this court.

## XII. VICARIOUS LIABILITY OF AIM FUNDS/CONTROLLING PERSON

As Marshall's account value declined and as Marshall began to question Harris' management and decisions, Harris responded by representing that he was following the advice of AIM analysts and that they knew the hot investments that could make Marshall money. Upon information and belief, AIM knew that Harris was consulting with AIM analysts for the purpose of managing Marshall's account on Etrade. Harris thus acted with the actual and or apparent authority of AIM Funds in his management of the account, and AIM Distributors Inc is therefore liable for Harris' conduct. Further, Defendant AIM is liable to Plaintiff under principles of agency.

Additionally, Defendant AIM was a "controlling person" as defined in the Texas Securities Act, and as such is liable for Harris' actions.

## XIII. EXEMPLARY DAMAGES

Defendants have acted with malice, as that term is defined under Chapter 41 of the Texas Civil Practice and Remedies Code, and should be assessed punitive damages in an amount to be determined by the jury.

## XIV. PRAYER FOR RELIEF

WHEREFORE, PREMISES CONSIDERED, Plaintiff prays that Plaintiff's claims be granted in their entirety, and that upon final trial, Plaintiff be awarded his actual, incidental and consequential damages, reasonable attorney's fees, costs of court, pre-judgment and post-judgment interest as allowed by law, and other further relief, at law and in equity, to which Mike Marshall may show himself justly entitled.

Respectfully submitted,

**TAYLOR & DUNHAM, L.L.P.**
327 Congress Avenue, Suite 600
Austin, Texas 78701
(512) 473-2257 Telephone
(512) 478-4409 Facsimile

By: 
David Dunham
State Bar No. 06227700
Melanie J. Cogburn
State Bar No. 00796377
**ATTORNEYS FOR PLAINTIFF**